SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER

COMMISSION FILE NUMBER: 333-11910

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: October 27, 2006		Title:	General Counsel

3Q06 EARNING REPORT
October 27, 2006
MAXCOM TELECOMUNICACIONES THIRD QUARTER 2006 UNAUDITED RESULTS
•	Revenues of Ps$458.2 million increased 46% over 3Q05 and 16% over 2Q06
•	EBITDA before non-cash items was Ps$119.8 million during the quarter, an increase of 46% over 3Q05 and 12% over 2Q06
•	EBITDA of Ps$107.7 million increased 31% over 3Q05 and 1% over 2Q06
•	Extraordinary non-cash charge of Ps$12.0 million in EBITDA to reflect incentive stock option valuation
•	Lines in service increased 29% over 3Q05 and 8% over 2Q06
•	Total customers (voice and data) grew 22% over 3Q05 and 7% over 2Q06
•	New Capital increase into Maxcom and acquisition of Grupo Telereunion successfully completed
LINES:
The number of lines in service at the end of 3Q06 increased 29% to 256,328 lines, from 199,476 lines at the end of 3Q05, and 8% when compared to 237,179 lines in service at the end of 2Q06.
During 3Q06, 30,030 new voice lines were installed, 53% higher than the 19,670 lines installed during 3Q05. When compared to 2Q06, the number of installations increased 19% from 25,305 lines.
During 3Q06, the monthly churn rate for voice lines was 1.6%, lower than the 1.7% monthly average churn experienced during 3Q05 and equal to the level of 2Q06.
Data equivalent lines (at 64Kbps) increased 59% to 38,640 at the end of 3Q06 from 24,367 at the end of 3Q05, and 12% compared to 34,413 equivalent lines at the end of 2Q06.
CUSTOMERS:
Total customers (voice and data) grew 22% to 185,979 at the end of 3Q06, from 151,875 at the end of 3Q05, and 7% when compared to 174,099 customers at the end of 2Q06.
REVENUES:
Revenues for 3Q06 increased 46% to Ps$458.2 million, from Ps$313.7 million reported in 3Q05. Voice revenues for 3Q06 increased 36% to Ps$345.5 million, from Ps$254.5 million during 3Q05, and were primarily driven by a 31% increase in voice lines and an increase in public telephony services which carry higher revenues per line (ARPU). Data revenues for 3Q06 were Ps$18.2 million, a 36% increase when compared to Ps$13.4 million in 3Q05. Wholesale revenues for 3Q06 were Ps$94.5 million, twice as much as the Ps$45.8 million in 3Q05.
3Q06 revenues represent a 16% increase, from the Ps$393.5 million reported in 2Q06. Voice revenues for 3Q06 increased 10% from Ps$315.0 million in 2Q06. Data revenues in 3Q06 increased to Ps$18.2 million, 23% higher than the Ps$14.8 million reported in 2Q06. During 3Q06, revenues from Wholesale customers grew 48% to Ps$94.5 million from Ps$63.7 million in 2Q06.
COST OF NETWORK OPERATION:
Cost of Network Operation in 3Q06 was Ps$188.6 million, an 82% increase when compared to Ps$103.6 million in 3Q05. During the same period, outbound traffic increased 16%, showing an increase on a cost per minute basis as a result of higher operating costs in our public phones and an increase in long distance termination and calls to cellular phones. Local traffic represented 86% of total traffic in 3Q06 and 92% in 3Q05. The Ps$85.0 million increase in Cost of Network Operation was generated by: (i) Ps$80.3 million, or 107% increase in network operating services, as a result of Ps$37.5 million in higher long distance interconnection fees, Ps$19.6 million in higher cost of public telephones, Ps$11.7 million in higher calling party pays interconnection fees, Ps$10.1 million in higher leases of circuits and ports, and Ps$1.4 million in other services cost; (ii) Ps$3.9 million, or 15%

3Q06 EARNING REPORT
October 27, 2006
increase in technical expenses; and, (iii) Ps$0.8 million increase in cost of sales of customer premises equipment (CPE).
Cost of Network Operation increased 27% quarter-over-quarter when compared to Ps$148.1 million in 2Q06. The Ps$40.5 million increase in Cost of Network Operation was generated by: (i) Ps$38.5 million, or 33% increase in Network operating services, as a result of Ps$27.1 million in higher long distance interconnection fees, Ps$6.2 million in higher leases of circuits and ports, Ps$3.8 million in higher calling party pays interconnection fees, Ps$2.4 million in higher cost of public telephones, and Ps$1.0 million in lower other services cost; (ii) Ps$2.5 million increase in Technical expenses, while installation expenses decreased Ps$0.4 million; and, (iii) Ps$0.1 million decrease in cost of sales of CPE. On a traffic-related cost basis, the cost per minute increased as outbound traffic increased 7%.
Gross margin decreased to 59% in 3Q06 when compared to 67% in 3Q05 and 62% in 2Q06.
SG&A:
SG&A expenses, before the effect of the non-cash extraordinary expense of Ps$12.0 million, derived from the restructuring of certain stock option plans, were Ps$149.9 million in 3Q06, a 17% increase from Ps$128.1 million in 3Q05 and 8% from $138.9 in 2Q06.
SG&A expenses, including the non-cash stock option charge, were Ps$161.9 million in 3Q06, a 26% increase from Ps$128.1 million in 3Q05. The Ps$33.8 million increase was mainly driven by: (i) Ps$12.0 million compensation charge related to stock options plans, (ii) higher salaries, wages and benefits of Ps$9.4 million as a result of increased headcount; (iii) Ps$5.3 million in higher advertising and promotion expenses, (iv) Ps$2.9 million in higher sales commissions; (v) higher general and insurance expenses of Ps$2.3 million; (vi) higher bad debt reserve of Ps$1.7 million; and, (vii) higher maintenance expense of Ps$1.1 million. Higher expenses were partially offset by: (i) lower fees paid to external advisors of Ps$0.7 million; and, (ii) lower lease expenses of Ps$0.2 million.
SG&A expenses in 3Q06 increased 17% from Ps$138.9 million in 2Q06. The Ps$23.0 million increase was generated by: (i) Ps$12.0 million compensation charge related to stock options plan, (ii) higher salaries, wages and benefits of Ps$9.4 million; (iii) Ps$3.0 million in higher advertising and promotion expenses; (iv) Ps$0.9 million in higher sales commissions; (v) Ps$0.9 million in higher bad debt reserve; and, (vi) Ps$0.2 million in higher lease expense. Higher expenses were partially offset by: (i) Ps$2.3 million lower general and insurance expenses; (ii) Ps$0.7 lower fees paid to external advisors; and, (iii) Ps$0.4 million lower maintenance expenses.
EBITDA:
EBITDA for 3Q06, before the extraordinary non-cash compensation charge of Ps$12.0 million derived from stock option plans, increased 46% to Ps$119.8 million from Ps$82.0 million in 3Q05, and 12% from Ps$106.5 million in 2Q06. EBITDA margin remained at 26% in 3Q06 when compared to 3Q05, and showing a decrease from a 27% margin in 2Q06.
EBITDA after the extraordinary non-cash compensation charge for 3Q06 increased 31% to Ps$107.7 million, from Ps$82.0 million reported in 3Q05. When compared to 2Q06, EBITDA increased 1% from Ps$106.5 million. EBITDA margin of 24% in 3Q06 decreased from 26% margin in 3Q05, and from the 27% margin reported in 2Q06.
OPERATING INCOME:
Operating Income for 3Q06 before the Ps$12.0 million non-cash compensation charge was Ps$37.6 million, compared to a Ps$12.7 million Operating Loss in 3Q05. Under the same consideration, Operating Income for 3Q06 decreased 13% from Ps$43.2 million in 2Q06.
Operating Income for 3Q06 was Ps$25.6 million, compared to Ps$12.7 million Operating Loss in 3Q05. When compared to 2Q06, Operating Income decreased 41% from Ps$43.2 million.

3Q06 EARNING REPORT
October 27, 2006
The following table shows the effect of the non-cash compensation charge on selected statement of operations items:

	July 1 to			July 1 to
	September 30, 2006			September 30, 2006
	REPORTED			before non-cash expense (1)
	Pesos	US Dollars	%	Pesos	US Dollars	%
Total Revenues	458,188	41,464	100%	458,188	41,464	100%
Cost of Network Operation	188,582	17,066	41%	188,582	17,066	41%
SG&A	161,876	14,649	35%	149,853	13,561	33%
EBITDA	107,730	9,749	24%	119,753	10,837	26%
Operating Income	25,566	2,312	6%	37,589	3,402	8%
Net Income	12,195	1,103	3%	24,218	2,192	5%

(1)	Extraordinary non-cash compensation charge of Ps$12.0 million derived from the cost of stock option plans.
CAPITAL EXPENDITURES:
Capital expenditures for 3Q06 were Ps$158.9 million, a 19% increase when compared to Ps$133.1 million reported in 3Q05, and 30% lower when compared to Ps$227.9 million spent in 2Q06.
CASH POSITION:
Maxcom’s cash position at the end of 3Q06 was Ps$176.1 million in Cash and Temporary Investments including Ps$10.6 million of restricted cash, compared to Ps$92.2 million at the end of 3Q05 which included Ps$31.7 million of restricted cash. Cash and Temporary Investments at the end of 2Q06 were Ps$72.7 million, including Ps$14.0 million of restricted cash.
CAPITAL STOCK INCREASE AND ACQUISITION OF GRUPO TELEREUNION:
On July 21, 2006, Maxcom completed a transaction with the Vázquez-Arroyo Carstens family consisting in a capital increase and the acquisition of Grupo Telereunion. (See “MAXCOM TELECOMUNICACIONES SECOND QUARTER 2006 UNAUDITED RESULTS” dated July, 28, 2006).
Maxcom’s financial statements for 3Q06 already include the consolidation of Grupo Telereunion assets, liabilities and results from operations of Grupo Telereunion as of that date.
Also as a result of the transaction with the Vázquez-Arroyo Carstens family, Maxcom’s shareholders decided to restructure: i) its capital stock by converting all the capital stock into common stock and ii) certain related stock option plans.
The capital stock restructuring approved by Maxcom’s shareholders’ consisted in the conversion of the preferred shares that prior to the restructuring represented approximately 92.5% of the capital stock.
As a consideration for eliminating the preferred rights that would be triggered in case of Maxcom’s liquidation or deemed liquidation, shareholders approved the payment of a stock dividend to the preferred shareholders equal to the deemed liquidation price of the preferred stock at the date of payment.
After giving effect to the transaction and the capital stock restructuring, there were 482,334,778 shares outstanding as of September 30, 2006.
Additionally, the shareholders approved a restructuring of certain stock option plans. The valuation of the new stock option plans derived from this restructuring generated an extraordinary non-cash expense of $12.0 million in 3Q06.

3Q06 EARNING REPORT
October 27, 2006
# # #
Maxcom Telecomunicaciones, S.A. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services in greater metropolitan Mexico City, Puebla, Queretaro, Toluca, Monterrey, Guadalajara and San Luis Potosi. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A. de C.V. and has not been reviewed by the National Banking and Securities Commission of Mexico (CNBV). The registration of the securities described in this press release before the Special Section of the National Registry of Securities (Registro Nacional de Valores) held by the CNBV does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The securities described in this press release have not been registered before the Securities Section of the National Registry of Securities held by the CNBV and therefore can not be publicly offered or traded in Mexico. The trading of these securities by a Mexican investor will be made under such investor’s own responsibility.
For more information contact:

Jose-Antonio Solbes Mexico City, Mexico (52 55) 1163 1005 investor.relations@maxcom.com	Lucia Domville New York City, NY (917) 375-1984 ldomville@nyc.rr.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward- looking statements represent the Company’s judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.
(Financial Statements to follow)

3Q06 EARNING REPORT
October 27, 2006
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED BALANCE SHEET
In thousands of Mexican pesos (“Ps”) In purchasing power as of September 30, 2006 and thousands of U.S. dollars (“$”)

	September 30, 2005			June 30, 2006			September 30, 2006
	Pesos		US Dollars	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	60,564	$5,481	Ps	58,692	$5,311	Ps	165,503	$14,977
Restricted Cash		10,186	922		—	—		—	—

		70,750	6,403		58,692	5,311		165,503	14,977

Accounts receivable:
Customers, net of allowance		173,202	15,674		240,806	21,792		297,231	26,898
Value added tax refundable		7,113	644		63,784	5,772		88,408	8,001
Other sundry debtors		20,423	1,849		17,249	1,559		31,805	2,878

		200,738	18,167		321,839	29,123		417,444	37,777

Inventory		15,930	1,442		32,466	2,938		36,463	3,300
Prepaid expenses		75,478	6,830		84,920	7,685		78,122	7,069

Total current assets		362,896	32,842		497,917	45,057		697,532	63,123

Restricted Cash Long Term		21,477	1,944		14,022	1,269		10,607	960

Frequency rights, Net		94,081	8,514		85,728	7,758		83,877	7,590
Telephone network systems & Equipment, Net		1,924,109	174,125		2,461,510	222,758		2,715,695	245,760
Pre-operating expenses, Net		134,355	12,159		106,512	9,639		97,233	8,799
Intangible Assets, Net		338,473	30,631		295,388	26,731		304,701	27,574
Retirement obligations		—	—		15,026	1,360		14,798	1,339
Deposits		9,510	861		5,160	467		5,057	458
Other assets		6,039	543		6,041	548		27,980	2,534

Total assets	Ps	2,890,940	$261,619	Ps	3,487,304	$315,587	Ps	3,957,480	$358,137

LIABILITIES
CURRENT LIABILITIES:
Interest Payable
Accrued expenses and other accounts payable		266,177	24,088		339,082	30,686		537,636	48,655
Bank Financing		143,506	12,987		113,399	10,262		92,676	8,387
Senior notes, net		—	—		193,358	17,498		184,280	16,677
Commercial paper		156,048	14,122		153,833	13,921		150,000	13,574
Customers deposits		2,828	256		1,512	137		1,702	154
Payroll and other taxes payable		36,949	3,344		20,637	1,868		18,862	1,707

Total current liabilities		605,508	54,797		821,821	74,372		985,156	89,154

LONG-TERM LIABILITIES:
Senior notes, net		617,576	55,888		429,487	38,867		425,703	38,525
Bank Financing		15,763	1,426		48,379	4,378		39,740	3,596
Notes payable		51 ,399	4,651		291,674	26,395		268,422	24,291
Other accounts payable		27,373	2,477		24,661	2,232		23,611	2,137
Deferred taxes		97,350	8,810		26,371	2,386		—	—
Pensions and Postretirement Obligations		—	—		16,883	1,528		19,978	1,808
Hedging Valuation		8,934	808		12,716	1,151		11,736	1,062

Total liabilities	Ps	1,423,903	$128,857	Ps	1,671,992	$151,309	Ps	1,774,346	$160,573

SHAREHOLDERS’ EQUITY
Capital stock		2,806,731	253,998		2,806,732	253,998		3,150,337	285,093
Premium on capital stock		1,694	153		224,594	20,325		236,616	21,413
Accumulated deficit		(1,136,478)	(102,846)		(1,207,101)	(109,238)		(1,207,101)	(109,238)
Net loss for the period		(204,910)	(18,543)		(8,913)	(807)		3,282	296

Total shareholders’ equity (deficit)	Ps	1,467,037	$132,762	Ps	1,815,312	$164,278	Ps	2,183,134	$197,564

Total liabilities and equity		$2,890,940	$261,619	Ps	3,487,304	$315,587	Ps	3,957,480	$358,137

NOTES TO FINANCIAL STATEMENTS:
Financial statements are reported in period-end pesos as of September 30, 2006 to adjust for the inter-period effect of inflation.
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$11.0502 per US$1.00.

3Q06 EARNING REPORT
October 27, 2006
MAXCOM TELECOMUNICACIONES. S.A. DE C.V.
CONSOLIDATED STATEMENT OF OPERATIONS
2005 AND 2006 QUARTERLY PERIODS
In thousands of Mexican pesos (“Ps”) In purchasing power as of September 30, 2006 and thousands of U.S. dollars (“$”)

	July 1 to				April 1 to				July 1 to
	September 30, 2005				June 30, 2006				September 30, 2006
	Pesos		US Dollars	%	Pesos		US Dollars	%	Pesos		US Dollars	%
Voice		254,531	23,034	81%		314,972	28,504	80%		345,459	31,262	75%
Data		13,394	1,212	4%		14,808	1,340	4%		18,223	1,649	4%
Wholesale		45,817	4,146	15%		63,706	5,765	16%		94,506	8,553	21%

TOTAL REVENUES	Ps	313,742	$28,392	100%	Ps	393,486	$35,609	100%	Ps	458,188	$41,464	100%

Network operating services		74,913	6,779	24%		116,612	10,553	30%		155,163	14,042	34%
Technical expenses		25,538	2,312	8%		26,957	2,440	7%		29,462	2,666	6%
Installation expenses		3,167	286	1%		4,546	411	1%		3,957	358	1%

Cost of Network Operation		103,618	9,377	33%		148,115	13,404	38%		188,582	17,066	41%

GROSS PROFIT		210,124	19,015	67%		245,371	22,205	62%		269,606	24,398	59%

SG&A		128,144	11,597	41%		138,856	12,566	35%		161,876	14,649	35%

EBITDA		81,980	7,418	26%		106,515	9,639	27%		107,730	9,749	24%

Depreciation and amortization		94,701	8,570			63,357	5,733			82,174	7,437

Operating Income (Loss)		(12,721)	(1,152)			43,158	3,906			25,556	2,312

Comprehensive (Income) Cost of Financing:

*Interest expense		25,535	2,310			28,926	2,618			29,485	2,668
**Interest (income) loss, net		6,205	561			7,211	652			2,021	183
Exchange (income) loss, net		7,266	657			18,568	1,680			(8,296)	(751)
Gain on net monetary position		(5,538)	(501)			955	86			(10,217)	(924)

		33,468	3,027			55,660	5,036			12,993	1,176

Other (income) expense		(456)	(42)			(613)	(56)			(31)	(3)

INCOME (LOSS) BEFORE TAXES		(45,733)	(4,137)			(11,889)	(1,074)			12,594	1,139

Provisions for:
Asset Tax		3,288	297			—	—			—	—
Income Tax & Profit Sharing		97,487	8,823			204	19			399	36

Total Provisions		100,775	9,120			204	19			399	36

NET INCOME (LOSS)	Ps	(146,508)	$(13,257)		Ps	(12,093)	$(1,093)		Ps	12,195	$1,103

NOTES TO FINANCIAL STATEMENTS:

*	Interest related to Senior Notes, Banks and Vendor Financing

**	Interest Income net of bank commissions
Financial statements are reported in period-end pesos as of September 30, 2006 to adjust for the inter-period effect of inflation.
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$11.0502 per US$1.00.